[Letterhead of The9 Limited]
December 16, 2010
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The9 Limited (the “Company”) Form 20-F for the fiscal year ended December 31, 2009 filed on April 16, 2010 (File No. 001-34238) (the “2009 Form 20-F”)
Dear Ms. Collins and Ms. Kindelan,
This letter sets forth the Company’s response to the comments contained in the letter dated December 3, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 Form 20-F. Each comment is repeated below and followed by the response thereto.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies, page 49
1.	Notwithstanding your response to our prior comment 4, considering the apparent level of subjectivity and judgment necessary to determine whether consolidation of your VIEs is required, tell us how you considered including a discussion of your accounting for consolidation of VIEs as a critical accounting policy. In this regard, your response suggests that management is basing its accounting estimates and judgments regarding the consolidation of Shanghai IT, in part, on the fact that the PRC has historically not challenged the GAPP Circular. We refer you to Section V of SEC Release No. 33-8350. In addition, tell what consideration you have given to expanding your Principal Accounting Policies footnote disclosures to include a discussion of the significant judgments and assumptions (and in particular to address the impact of the recent GAPP Circular) in determining whether to consolidate your VIEs. We refer you to ASC 810-10-50-2AA through 50-2AC.
The Company respectfully advises the Staff that it has considered the requirements set forth in Section V of SEC Release No. 33-8350 and decided to include a discussion of the Company’s policy with respect to consolidation of the financial results of its variable interest entities (“VIEs”) in the “Critical Accounting Policy” section in Item 5. Operating and Financial

Review and Prospects of future filings of its annual report on Form 20-F as follows:
Consolidation of VIEs
PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related business. We applied our own assumptions, under the advice of our PRC legal counsel, to comply with these foreign ownership restrictions. We operate our business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. The contractual arrangements are described in Item 7. Major Shareholders and Related Party Transactions, Section B. Related Party Transactions. As a result of these contractual arrangements, the shareholders of Shanghai IT irrevocably granted us the power to exercise all voting rights to which they are entitled. In addition, we are entitled to receive service fees for services provided to Shanghai IT. Thus, we receive the economic benefits generated by Shanghai IT, have the ability to effectively control Shanghai IT and we are considered the primary beneficiary of Shanghai IT. Accordingly, Shanghai IT is a consolidated VIE of our company.
The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication business via direct or indirect or disguised manner. However, it is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT might preclude us from consolidating Shanghai IT in the future.
ASC 810-10-50-2AA through 50-2AC collectively require the reporting entity to disclose the significant judgments and assumptions used in determining whether to consolidate a variable interest entity. One of the most significant assumptions the Company applied in consolidating its VIEs is the interpretation of the provisions of applicable PRC laws and regulations, including the GAPP Circular.
The Company plans to enhance its disclosure by adding the following to the “<2> Consolidation” under the Principal Accounting Policies footnote to its consolidated financial statements in its future filings:

PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In September 2009, the General Administration of Press and Publication (GAPP) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular. It is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in China. While the GAPP Circular is applicable to the Company and its business in terms of publication and pre-approval of online games, to date, GAPP has not issued any interpretation of Section 4 of the GAPP Circular to specifically invalidate VIE agreements and, to the Company’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with variable interest entities (“VIEs”) to operate online games in China. Therefore, the Company believes that its ability to direct the activities of Shanghai IT that most significantly impact its economic performance is not affected by the GAPP Circular. Accordingly, Shanghai IT continues to be a consolidated VIE of the Company.
Consolidated Financial Statements
2.	We note your response to our previous comment 4 where you indicate that Shanghai IT was designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in China. You further indicate that the September 2009 GAPP Circular repeats the long standing prohibition on foreign investments in online game operation services. However, as per the disclosures on pages 12 and 38 of your Form 20-F, the Circular “provides that foreign investors shall not control and participate in the PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with or by providing technical supports to such PRC online game operation companies...” This notion of indirect ownership appears to be a new prohibition and therefore it is unclear from your response how your indirect ownership of Shanghai IT is not prohibited by the September 2009 GAPP Circular and would therefore not be a reconsideration event under ASC 810-10-25-38A through 38G. Please explain further.
The Company advises the Staff that the GAPP Circular has not significantly changed the regulatory environment in which it operates. It is not clear that the regulatory authority of the General Administration of Press and Publication, or the GAPP, applies to the operation of online games, such as prohibiting foreign investors from participating in such business directly or indirectly through contractual or technical support arrangements. As a result, there is uncertainty with respect to the implementation and interpretation of the GAPP Circular and the Company believes that the GAPP Circular is unlikely to directly affect the Company’s control over its PRC subsidiaries and VIEs without further actions by the relevant governmental authorities.

The jurisdiction of GAPP and other government agencies over online games in China is defined in the Regulation on the Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication issued by the General Office of the State Council on July 11, 2008 (the “Regulation on Three Provisions”) and other related rules. According to the Regulation on Three Provisions and other related rules, GAPP has regulatory authority over the pre-examination and approval of the Internet publication of online games, i.e., examination and approval of online games before the games’ publication on the Internet, and the MOC has regulatory authority over the overall administration of the online game market and industry planning (other than the pre-examination and approval authority granted to GAPP). A circular on the interpretation of certain provisions in the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on the Internet, it will only be regulated by the MOC, and that if an online game is launched on the Internet without prior approval of the GAPP, the MOC, instead of the GAPP, is the direct authority to investigate the game. To the Company’s knowledge, the MOC has not issued any regulations expressly prohibiting foreign investors from controlling or participating in online game operating businesses indirectly through contractual or technical support arrangements.
On September 28, 2009, the GAPP, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform, and the Further Strengthening of the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular. The GAPP Circular, as its title suggests, primarily clarifies GAPP’s regulatory authority over the “pre-approval” of online games and approval of imported online games. Section 4 of the GAPP Circular purports to expressly prohibit foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. While the GAPP Circular is applicable to the Company and its business in terms of publication and pre-approval of online games, it is not clear that the GAPP’s regulatory authority applies to regulation of the ownership structure of online game operating businesses under the Regulation on Three Provisions from the State Council because, as discussed above, once an online game is launched, the MOC has the sole jurisdiction to regulate and investigate the matters related to the game. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the MOC and the Ministry of Industry and Information Technology (the “MIIT”) did not join GAPP in issuing the GAPP Circular. Also, to date, the GAPP has not issued any interpretation of Section 4 of the GAPP Circular and, to the Company’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with VIEs to operate online games in China.

In addition, the Company believes that the GAPP Circular is unlikely to directly affect the Company’s control over its PRC subsidiaries and VIEs because (i) the Company’s contractual agreements with Shanghai IT took effect in 2004, prior to the effective date of the GAPP Circular, (ii) Shanghai IT has applied for and obtained approvals for each online game it operates and publishes, including two approvals obtained in 2010 after the promulgation of the GAPP Circular, from GAPP without any incident or any inquiries on the Company’s VIE structure.
As disclosed in the 2009 20-F, in the opinion of the Company’s PRC counsel, Fangda Partners, subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of the Company’s PRC subsidiaries and its affiliated entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which the Company has already obtained or which would not have a material adverse effect on the Company’s business or operations as a whole.
Based on the foregoing, the Company has concluded that the GAPP Circular has not significantly changed the regulatory environment in which it operates. Therefore, the Company does not believe that its control over its subsidiaries and variable interest entities in China has been affected by the promulgation of the GAPP Circular. The Company included a brief description of the GAPP Circular on page 12 of the 2009 20-F and also disclosed on page 23 of the 2009 20-F that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the GAPP Circular, and the Company plans to enhance its disclosure regarding the implementation and interpretation of the GAPP Circular in Item 3.D Risk Factors in future filings of the Company’s annual report on Form 20-F.
Based on the above discussion and the consideration of ASC 810-10-25-38A through 38G and ASC 810-10-35-4, the promulgation of the GAPP Circular does not constitute an event that would require the re-consideration of the primary beneficiary status of the Company. It does not change the sufficiency of equity investment at risk and the characteristics of the Company’s controlling financial interest. The Company continues to maintain its ability to direct the activities of Shanghai IT that most significantly impact its economic performance and to assume all the economic risks and rewards of ownership associated with Shanghai IT.
Note 25. Commitments and Contingencies
25.3. Contingencies, page F-43
3.	We note your disclosures on page F-43 where you indicate that in the opinion of the company’s directors, your current ownership structure and contractual arrangements with Shanghai IT and its equity owners, are in compliance with “all existing PRC laws and regulations.” Tell us what consideration you have given to including a discussion of the September 28, 2009 GAPP Notice and its potential impact on your conclusions within this section.

The Company respectfully advises the Staff that, as previously discussed, the Company is not aware of any online game companies adopting similar contractual arrangements as it having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Rather, despite the GAPP Circular, Shanghai IT has obtained approvals for each online game it operates and publishes, including two approvals obtained in 2010 after the promulgation of the GAPP Circular, in compliance with the requirements of the GAPP Circular.
While it is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in China and the GAPP Circular does not specifically invalidate the Company’s VIE agreements, the Company recognizes that there is uncertainty with respect to the interpretation and implementation of the GAPP Circular. Therefore, the Company plans to enhance the disclosure in the Contingencies section in Note 25 to its consolidated financial statements, by adding the following after the sentence “However, there may be changes and other developments in the PRC laws and regulations or their interpretation” in future filings of the Company’s consolidated financial statements:
Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86-21-5172-9990 or the Company’s U.S. counsel, David T. Zhang of Latham & Watkins at +852-2912-2503. Thank you.
Very truly yours,
/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman and Chief Executive Officer, The9 Limited David T. Zhang, Latham & Watkins Tom Colwell and Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd.

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